Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Array BioPharma Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-100955) on Form S-8 of Array BioPharma Inc. of our reports dated September 12, 2005, with respect to the balance sheet of Array BioPharma Inc. as of June 30, 2005, and the related statements of operations, stockholders’ equity and comprehensive loss and cash flows for the year then ended, and the related financial statement schedule II for the year ended June 30, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 and the effectiveness of internal control over financial reporting as of June 30, 2005, which reports appear in the June 30, 3005 annual report on Form 10-K of Array BioPharma Inc.

/s/ KPMG LLP

Boulder, Colorado

September 12, 2005